AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2002.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _1_)

                       East Texas Financial Services, Inc.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock $ .01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   275572-10-5
                                   -----------
                                 (CUSIP Number)

                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105

                                 (314) 854-4600
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 13, 2002
                                -----------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box |_|.

Note:  Schedules  filed in paper format shall include a signed original and five
copies of the schedule,  including all exhibits.   See ss.240.13d-7(b) for other
parties to whom copies are to be sent.

SCHEDULE 13D
========================================== =====================================
CUSIP NO. 275572-10-5
                                                              Page 2 of 5 Pages
========================================== =====================================
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            INVESTORS OF AMERICA, LIMITED PARTNERSHIP
            43-1521079
=========== ====================================================================
2           CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*
                                                                 (a) |_|(b) |X|
=========== ====================================================================
3           SEC USE ONLY
=========== ====================================================================
4           SOURCE OF FUNDS*
            Not Applicable
=========== ====================================================================

5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                                     |_|
=========== ====================================================================
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            NEVADA
==================== ============ ==============================================
 NUMBER OF SHARES    7            SOLE VOTING POWER

                                      -0-
==================== ============ ==============================================
                     8            SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                         -0-
==================== ============ ==============================================
  EACH REPORTING     9            SOLE DISPOSITIVE POWER
                                      -0-
==================== ============ ==============================================
                     10           SHARED DISPOSITIVE POWER
      PERSON
       WITH                           -0-
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-
=========== ====================================================================
12          CHECK BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11)  EXCLUDES CERTAIN
            SHARES*
=========== ====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          0.0%
=========== ====================================================================
14          TYPE OF REPORTING PERSON
            IV, PN
=========== ====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.01 per share, (the "Common Stock") issued by East Texas Financial Services, Inc. ("East Texas"), whose principal executive offices are located at 1200 South Beckham, Tyler, Texas 75701.

Item 2. Identity and Background There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration Not applicable. This statement is being filed by Investors of America Limited Partnership ("Investors") to report the disposition of 69,000 shares of East Texas.

Item 4. Purpose of Transaction There are no changes with respect to this Item.

Item 5. Interest in Securities of the Issuer

(a) Not applicable.

(b) Not applicable.

(c) All transactions in the shares of Common Stock effected by Investors within the past 60 days are described in Exhibit 5(c) attached hereto. All such shares were sold through a broker-dealer.

(d) Not Applicable.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities as a result of the sale of shares on February 13, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer There are no changes with respect to this Item.

Item 7.  Material to Be Filed as Exhibits

Exhibit 5(c)- Transactions in the Common Stock effected during the past 60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    INVESTORS OF AMERICA
                                    LIMITED PARTNERSHIP


                                     By:/s/James F. Dierberg
                                        ----------------------------------
                                           James F. Dierberg, President of
                                           First Securities America, Inc.,
                                           General Partner

Date: February 22, 2002

                                  Exhibit 5(c)


                    INVESTORS OF AMERICA LIMITED PARTNERSHIP
              SALE OF SHARES OF EAST TEXAS FINANCIAL SERVICES, INC.

                  (Transactions Effected Within Past 60 Days)

Date of Sale               Shares Sold          Price Per Share
------------               -----------         -----------------
February 13, 2002                69,000               $11.81

All such shares were sold through a broker-dealer.